SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

November 22nd, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event.

1.	The weighted exchange rate registered by the Superintendence of Banking, Insurance and AFP (Superintendencia de Banca, Seguros y AFP) at the close of business on November 22nd 2017, to be used for the calculation of the dividends to be paid by the Company on November 24th, 2017 is S/3.24000 per US Dollar.

2.	In this regard, the dividend to be paid per share shall be US$4.8457, equivalent to S/15.7000 per share.

This communication is related to the Material Event filled on October 25th, 2017, through which the Company informed the dividend distribution agreement adopted by the Board of Directors at its meeting held on the same date.

Sincerely,

/s/ Miriam Böttger Egg

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22nd, 2017

CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger Egg
Miriam Böttger Egg
Authorized Representative